Exhibit 12.2
1/31/2011
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2010

	Year ended December 31,
		2006		2007		2008		2009		2010
	--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes		$124,582		$135,082		$158,651		$170,461		$199,228
Interest expense, net of amounts capitalized		44,134		44,680		43,098		38,358		51,897
Distributions on mandatorily redeemable preferred securities		0		0		0		0		0
AFUDC - Debt funds		160		1,048		3,973		9,489		2,875
Earnings as defined		$168,876		$180,810		$205,722		$218,308		$254,000

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$28,863		$36,351		$41,174		$42,166		$49,298
Interest on affiliated loans		6,887		4,510		739		80		108
Interest on interim obligations		3,713		169		513		701		37
Amort of debt disc, premium and expense, net		2,894		2,837		2,755		2,890		2,918
Other interest charges		1,937		1,861		1,890		2,010		2,411
Distributions on mandatorily redeemable preferred securities		0		0		0		0		0
Fixed charges as defined		44,294		45,728		47,071		47,847		54,772
Tax deductible preferred dividends		0		0		0		0		0
		44,294		45,728		47,071		47,847		54,772
Non-tax deductible preferred and preference dividends		3,300		3,881		6,203		6,203		6,203
Ratio of net income before taxes to net income	x	1.571	x	1.535	x	1.517	x	1.452	x	1.560
Preferred and preference dividend requirements before income taxes		5,184		5,957		9,410		9,007		9,677
Fixed charges plus preferred and preference dividend requirements		$49,478		$51,685		$56,481		$56,854		$64,449

RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS		3.41		3.50		3.64		3.84		3.94